SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 4)*
POMEROY IT SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $.01 Par Value

(Title of Class of Securities)
731822 10 2

(CUSIP Number)
David B. Pomeroy, II
42475 N. 112th Street
N. Scottsdale, AZ 85262
(480) 595-0699
With a copy to:
Richard G. Schmalzl, Esq.
Graydon Head & Ritchey LLP
1900 Fifth Third Center
511 Walnut Street
Cincinnati, Ohio 45202
(513) 629-2828
(513) 333-4326 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 18, 2009

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box ☑.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Item 4. Purpose of Transaction
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to Be Filed as Exhibits
SIGNATURES

CUSIP No.	731822 10 2	13D	Page	2	of	3 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Pomeroy, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,005,679*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,636**

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,005,679*

WITH:	10	SHARED DISPOSITIVE POWER

22,636**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

2,028,315*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS).

N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Includes 452,000 Shares issuable upon exercise of currently exercisable stock options.
** Represents 22,636 Shares owned by Mr. Pomeroy’s spouse as to which he disclaims beneficial ownership.

CUSIP No.	731822 10 2	13D	Page	3	of	3 Pages
Preliminary Note: This Amendment No. 4 amends the Schedule 13D filed by the Reporting Person (defined below) with the Securities and Exchange Commission on April 8, 2008, as amended on May 19, 2008, May 22, 2008 and on October 9, 2008 (the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13D. The Reporting Person is filing this Amendment No. 4 to report that he has individually submitted a non-binding offer to acquire all of the outstanding shares of the Issuer. Except as set forth in this Amendment No. 4, the Schedule 13D is unmodified.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to add the following information:
     By letter dated February 19, 2009 (the “New Offer Letter”), the Reporting Person informed the Issuer’s board of his non-binding offer to acquire all of the issued and outstanding capital stock of the Issuer for a price of $4.50 per share, which represents approximately a 32% premium to the last sale price for such stock of $3.41 on February 18, 2009. The Reporting Person is the sole equity participant in the proposed acquisition. The non-binding offer is on an all cash basis and is not subject to obtaining any financing. GE Commercial Distribution Finance will be the source of the Reporting Person’s acquisition financing. The non-binding offer is subject to the satisfactory completion of due diligence, the negotiation and execution of a definitive agreement on mutually agreeable terms and the receipt of any necessary corporate and other third party approvals, including the approval of the Issuer’s board of directors and shareholders. The complete text of the New Offer Letter is included as Exhibit A to this Amendment No. 4.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended to add the following information:
     The Reporting Person delivered to the Issuer’s board of directors the New Offer Letter. A copy of the New Offer Letter is filed herewith as Exhibit A and incorporated herein by reference.
     Except for the New Offer Letter and any option grant agreements or stock option plans, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer of voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits
     Exhibit A: Offer Letter, dated as of February 19, 2009, from David Pomeroy.
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID B. POMEROY, II
David B. Pomeroy, II

Date: February 18, 2009

Exhibit A
February 19, 2009
Board of Directors
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, KY 41048
Members of the Board:
     As you are well aware, for the past few years I have firmly believed that it would be in the best interests of the shareholders and employees of Pomeroy IT Solutions, Inc. (“Pomeroy” or “the Company”) for Pomeroy to cease being a public company. That conviction has been increased by the changes in the economy, the stock market and the Company over the past six months. As a result, I am formally presenting this non-binding offer to acquire all of the outstanding shares of Pomeroy which I do not already own for a cash price of $4.50 per share. My offer is backed by a debt financing commitment, subject only to standard due diligence and documentation. I am prepared to move forward as quickly as possible to negotiate a binding, definitive acquisition agreement and to provide all shareholders cash proceeds for their shares at a price that is approximately 40% above the recent average closing price of the common stock.
     I am also pleased to report that my proposal to buy the Company involves only me, as the sole equity participant in the acquisition, and GE Commercial Distribution Finance Corporation (“GE”), as the source of my acquisition debt financing commitment. As the Company’s founder, former CEO and Chairman, and longest serving director, I have a full and deep understanding of the Company, including its strengths, weaknesses, opportunities and challenges. Similarly, GE has been the Company’s lender for many years and is likewise intimately knowledgeable about the Company. Therefore, I stand ready to move full speed ahead to complete a transaction as soon as possible. Unlike in 2008, when I was willing to partner with private equity firms to acquire the Company, this time I will not be constrained by private equity reticence to make new investments under current economic conditions nor by the learning curve and extensive due diligence that third parties need to undertake before being in position to enter into a definitive agreement.
     The Company has experienced generally declining revenue over the past several years and has struggled to produce profitability. In light of current economic conditions in which corporate IT spending is constrained, it will be challenging for the Company to produce meaningful, or perhaps any, growth for the foreseeable future. As a result, it is difficult to see how Pomeroy will be able to produce financial results that will enhance shareholder value to a degree that exceeds the value of my offer.
     Moreover, the Company has lacked effective market making support, research coverage, trading volume and institutional investor interest for several years. This situation is now made worse due to three factors. First, because of the market downturn, nearly all of the investment banks are cutting back on the amount of equity research and market-making services they provide. And the most significant reductions are being made in the coverage of small cap and micro cap stocks like Pomeroy. Second, by virtue of the share buy-back activity conducted by the Company last fall, the already small public float of Pomeroy shares has been significantly reduced. As a result, the current public float and average daily trading volume of Pomeroy shares are insufficient to attract any meaningful attention from the investment community. Third, with the share price having fallen below $5.00, many institutional investors have investment guidelines which preclude the purchase of such low priced stocks. Thus, even strong financial performance is unlikely to draw additional interest to the stock and the share price and liquidity will likely remain depressed. This situation was highlighted in an article published in Forbes.com in 2003 which pointed to a study of 5,000 public companies over an eleven year period whose stocks fell below $5.00 per share. Of these stocks, only approximately 12% recovered to trade above $10.00. While that study is now dated, in the current environment I think that the odds of overcoming the above mentioned hurdles are even tougher.
     The Fall 2008 share buy-back program announced by the Company highlighted the desire among Pomeroy shareholders for immediate liquidity. The Company was able to quickly and efficiently buy back a material number of its shares at prices around $3.00. The fact that this extraordinary short-term increase in share purchases had almost no upward effect on the share price shows that shareholders are highly desirous of an opportunity to sell their shares for cash, even at a price far below my offer. Thus, in providing a cash offer at a significant premium to the current trading price of the stock, I believe that I am delivering a valuable benefit to the shareholders of the Company.
     It is in the best interest of all Pomeroy shareholders and employees to seek to consummate a transaction as quickly as possible. Shareholders will benefit because it is clear that they desire cash and liquidity. I am offering to provide them that opportunity, at a meaningful premium to the current share price, and on an expedited, cost-effective basis with a high certainty of closing. Second, the sooner the Company ceases to be a public company; the sooner the Company’s employees will be freed from the need to focus on short-term financial results and can instead utilize their full talents in achieving both near-term improvements and longer-term strategic initiatives.
     Moreover, the Company and its shareholders can now reap the benefit of the work completed by the Special Committee of the Board of Directors less than four months ago in which the Special Committee explored a range of alternative transactions to enhance shareholder value. Although there have been significant negative developments in the stock market and the general economy during the intervening period, the work of the Special Committee provides the Board with a thorough knowledge of the alternatives available to the Company. The Board can quickly and inexpensively update its analysis, with minimal distraction to and impact on the Company’s operations, thereby resulting in significant cost savings to shareholders and a higher price for their shares.
     It is my desire to reward the shareholders of Pomeroy by providing an opportunity for them to receive that which they desire most. Once again, I stand ready to meet with the Board or Special Committee to work toward the consummation of a transaction as quickly as possible, subject of course to the satisfactory completion of basic confirmatory due diligence, the negotiation and execution of a mutually satisfactory definitive acquisition agreement, and the receipt of any necessary corporate and other third party approvals. I will recuse myself from participating in all Board discussions regarding this offer and will make an appropriate Schedule 13D filing with the SEC, but will continue to participate in my role as a director as to all other matters.
     I have retained investment banking and legal advisors, and we are available to answer questions, begin detailed discussions, and move forward immediately. We believe that we should be able to complete the diligence process and execute a definitive agreement within 30 days. We look forward to working with you in order to realize our mutual objective of returning value to the Company’s shareholders.

Sincerely,
/s/ DAVID B. POMEROY, II
David B. Pomeroy, II